PRESS RELEASE

Banro Announces Year End 2015 Financial Results

Toronto, Canada – March 28, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the full year 2015 and fourth quarter 2015.

FINANCIAL HIGHLIGHTS

•	Record 2015 revenue of $157 million, a 25% increase over 2014 ($125 million)
•	Gross earnings from operations of $56 million, a 91% increase over 2014 ($29 million)
•	2015 EBITDA of $55.7 million with net income before impairment charge of $11 million
•	$98.75 million financing closed subsequent to year end

OPERATIONAL HIGHLIGHTS

•	2015 annual gold production of 183,369 ounces, well within consolidated production guidance
•	Twangiza production increased by 38% to 135,532 ounces of gold in 2015 (98,184 ounces in 2014); 30,440 ounces in Q4 2015 (29,445 ounces in Q4 2014)
•	In 2015, 135,391 ounces of gold were sold at an average price of $1,157 per ounce (101,225 ounces of gold were sold at an average price of $1,239 per ounce in 2014)
•	2015 cash costs per ounce at Twangiza decreased 19% to $553 per ounce from $683 per ounce in 2014, as plant throughput exceeded design capacity.
•	Namoya declares commercial production effective January 1, 2016

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

''We continue to be very pleased with Twangiza’s ability to deliver exceptional production while containing total costs to achieve strong solid operating results,” commented Banro CEO and President John Clarke. “With the declaration of commercial production at Namoya effective January 1, 2016, we are looking forward to the contributions that Namoya will make to the overall performance of the Company which we expect to continuously grow throughout the year.”

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three month periods and years ended December 31, 2015 and 2014:

	Q4 2015	Q4 2014	Change %	2015	2014	Change %
Selected Financial Data
Revenues	34,606	35,178	(2%)	156,710	125,436	25%
Total mine operating expenses[1]	(25,232)	(24,212)	4%	(100,665)	(96,045)	5%
Gross earnings from operations	9,374	10,966	(15%)	56,045	29,391	91%
Net (loss)/income before impairment charge[2]	(8,346)	272	(3,168%)	10,757	320	3,262%
Net (loss)/income	(19,446)	272	(7,249%)	(73,543)	320	(23,082%)
Basic net (loss)/earnings per share ($/share)	(0.08)	0.00	(100%	(0.29)	0.00	(100%)
Key Operating Statistics
Average gold price received ($/oz)	1,106	1,202	(8%)	1,157	1,239	(7%)
Gold sales (oz)	31,303	29,264	7%	135,391	101,225	34%
Gold production (oz)	30,440	29,445	3%	135,532	98,184	38%
All-in sustaining cost per ounce ($/oz)	745	669	11%	657	781	(16%)
Cash cost per ounce ($/oz)	601	572	5%	553	683	(19%)
Gold margin ($/oz)	505	630	(20%)	604	556	9%
Financial Position
Cash and cash equivalents	2,262	1,002		2,262	1,002
Gold bullion inventory at market value[3]	2,398	2,834		2,398	2,834
Total assets	871,731	887,482		871,731	887,482
Long term debt	168,127	200,921		168,127	200,921

(1) Includes depletion and depreciation.

(2) This is a Non-IFRS measure adjusting Net loss for impairment charges of $11,100 and $84,300 recognized in Q4 2015 and for the year ended December 31, 2015, respectively. Refer to the Namoya - Mine Under Construction section below for additional information.

(3) This represents 2,262 ounces of gold bullion inventory shown at the December 31, 2015 closing market price of $1,060 per ounce of gold.

•

Revenues for the year ended December 31, 2015 were $156,710, a 25% increase compared to the prior year of $125,436. During 2015, ounces of gold sold increased by 34% to 135,391 ounces compared to sales of 101,255 ounces during 2014 due to increased production. The average gold price per ounce sold during 2015 was $1,157 compared to an average price of $1,239 per ounce obtained during 2014. Revenues for the fourth quarter of 2015 were $34,606 compared with revenue of $35,178 for the fourth quarter of 2014, due to lower market prices partially offset by higher ounces sold.

•

Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2015 were $100,665 compared to the prior year of $96,045. The cost increase was a reflection of increased milling throughput of 26%, for a total of 1,714,593 tonnes, being 101% of design capacity, partially offset by lower tonnes mined of 9% and lower depreciation as a result of the extension in the life of the mine declared during the second quarter of 2015. Mine operating expenses during the fourth quarter of 2015 were consistent with the fourth quarter of 2014, as increased throughput was offset by lower tonnes mined.

•

Gross earnings from operations for the year ended December 31, 2015 was $56,045, compared to $29,391 for 2014. The 25% higher gold sales with only a corresponding 5% increase in mine operating expenses translated into an increase of 91% in gross earnings from operations and a gross margin of 36% compared to 23% in fiscal 2014. Gross earnings from operations in the fourth quarter of 2015 decreased 10% from the fourth quarter of 2014 as a result of lower revenues per ounce partially offset by increased ounces sold.

•

Cash costs per ounce on a sales basis for 2015 were $553 per ounce of gold, a 19% decline from $683 per ounce of gold in 2014. Cash costs for 2015 were lower than the prior year mainly due to increased plant productivity at Twangiza and cost benefits from lower diesel prices. Throughout 2015, Twangiza maintained steady state production levels, providing a stable base for incremental improvements going forward. Cash costs per ounce of $601 for the fourth quarter of 2015 were slightly higher than the fourth quarter of 2014 at $592.

•

All-in sustaining costs declined in 2015 to $657 per ounce (compared to $781 per ounce of gold for 2014) driven by lower cash costs and lower levels of sustaining capital expenditures per ounce. All-in sustaining costs for the fourth quarter of 2015 increased to $745 per ounce compared to $689 per ounce in the fourth quarter of 2014, mainly from higher sustaining capital from increased construction activity on the Tailings Management Facility (“TMF”) during the quarter.

•

In February 2016, the Company closed financing transactions for gross proceeds totaling $98.75 million (refer to subsequent events below). With the completion of these transactions, the Company extinguished certain gold forward sale agreements entered into in February and April 2015 for approximately $31.8 million and deposited $26.23 million with the trustee for the payment of interest on the Company’s senior notes until their maturity in March 2017.

(II) OPERATIONAL - TWANGIZA

•	During 2015, Twangiza was loss time injury (“LTI”) free, achieving over 10 million LTI free hours.

•

During 2015, the plant at the Twangiza Mine processed 1,714,593 tonnes of ore (compared to 1,358,726 tonnes during 2014) achieving 101% of the design capacity. The design capacity of 1.7 million tonnes per annum (“Mtpa”) was based on the processing of oxide material, while Twangiza’s processing achievement includes the continued processing of harder non-oxide material. Ore was processed during 2015 at an indicated head grade of 3.03g/t Au (compared to 2.70 g/t Au during 2014) with a recovery rate of 80.9% (compared to 83.0% during 2014) to produce 135,532 (compared to 98,184 during 2014) ounces of gold.

•	The Twangiza plant processing capabilities with respect to non-oxide material led to a 59% increase in mineral reserves (see Banro’s June 8, 2015 press release).

•

Throughout the year, site management focused on the delivery of incremental operational efficiencies including working to optimize mining operations for the delivery of oxide and non- oxide material for blended processing as well as the subsequent process of processing the blended feed.

(III) NAMOYA - MINE UNDER CONSTRUCTION

•	Namoya declared commercial production effective January 1, 2016.

Mine Under Construction - Investment	2015	Change	2014
	($000's)	(%)	($000's)
Mine development expenditures	111,372	13%	98,742
Pre-commercial production revenue	(53,318)	146%	(21,687)
Net expenditures	58,054	(25%)	77,055
Impairment	(84,300)	100%	-
Balance as at December 31	388,012	(6%)	414,258

•	During 2015, the Namoya Mine produced 47,837 ounces of gold from a total of 1,416,179 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.88 g/t Au.

•

During the first two quarters of 2015, Namoya implemented a number of process design changes which converted the hybrid CIL/heap leach circuit into an agglomerated heap leach. Following the commissioning of the agglomeration drum in the first quarter of 2015, Namoya implemented process upgrades to increase throughput and stacking capabilities which came online in stages from late in the second quarter to the end of the year. These upgrades led to daily stacking rates that incrementally increased and stabilized; however, the utilization of the processed circuit in the second half of the year was restricted due to the lack of ore delivery from mining operations. This led to stacked ore volumes being supplemented by low grade ore stockpile material which decreased the average head grade of ore stacked.

•

Ore delivery from mining operations in the third quarter was adversely impacted by low excavator availability. Excavator availability improved in September with the commissioning of the first component of the larger mining fleet. The remainder of the larger mining fleet, the CAT 777s, were commissioned in phases throughout November with the full mine fleet operational in early December. The commissioning of the larger mining fleet has contributed to improving mining productivity, representing the final step toward Namoya operating in a manner consistent with management expectations.

•

During 2015, the Company recorded a non-cash impairment charge totalling $84.3 million against the Namoya Mine Under Construction asset balance in its consolidated financial statements, resulting in a net balance of $388.0 million as at December 31, 2015. The non-cash impairment charge recorded was due to the aggregate adverse impact of the current period economic performance of Namoya compared to expectations, a decrease in the long term gold price outlook, the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset totaling approximately $88 million project-to-date) and pre-commercial operating losses (totaling approximately $38 million project-to-date) from the extended ramp up due to the delay in financing, the commissioning of the mobile fleet and the redesign of the plant as well as a consolidated enterprise value that is lower than the net assets of the Company.

(IV) EXPLORATION

•

During the second half of 2015, exploration activities increased with near mine exploration drilling at Namoya. High grade drill results intersecting significant mineralization were declared from the first stage of the follow up drill program at the Namoya Summit footwall zone which borders the Filon B target (see Banro’s September 18, 2015 press release). In addition, further high grade results from the second phase of the program resulted in the discovery of new mineralization at the Namoya hanging wall area and Filon C in the north eastern and eastern reaches of the summit (see Banro’s February 24, 2016 press release).

•

Throughout 2015, as the Company focused on the development at Namoya and incremental operational achievements at Twangiza, exploration activities were limited to near mine resource development at Twangiza and Namoya together with low level exploration and ground maintenance activities in the Twangiza Regional, Kamituga, Lugushwa and Namoya Regional projects.

(V) CORPORATE DEVELOPMENT

•

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provided for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015 and the second $20 million forward sale closed on April 30, 2015. The terms of the forward sales provide that they may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also included a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The Namoya streaming transaction, which closed on April 30, 2015, provided for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce.

•

In May 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provided for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

•

In September 2015, the Company closed a new $9 million loan facility with an existing lender, Banque Commerciale du Congo ("BCDC"), following repayments of the previous $10 million credit facility with BCDC which is now extinguished, as well as repayments of other existing facilities with DRC banks. The loan facility is for a term of 22 months, bears interest of 9.5% per annum and is repayable over 19 months starting in January 2016. In November 2015, the Company drew down an additional $2.5 million facility in connection with the $9 million loan facility.

•

In September 2015, the Company closed a $7 million gold forward sale transaction. The forward sale transaction provides for the prepayment by the purchaser of $7 million for its purchase of 8,481 ounces of gold from the Twangiza mine, with the gold deliverable over 33 months, at 257 ounces per month beginning January 2016. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month.

•

In December 2015, the Company signed definitive agreements with Resource FinanceWorks (“RFW”) (through its affiliate RFW Banro Investments Limited (“RFWB”)) and with funds managed by Gramercy Funds Management LLC (“Gramercy”) for an equity private placement, a term loan facility, and a gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Company of $98.75 million. RFW manages the Baiyin Stream Partnership I, LP, a mining investment fund through which the investment has been made, and which is led by the Baiyin Nonferrous Group Co., Ltd., a strategic Chinese mining group based in Gansu, China. The equity placement and gold streaming transaction are transacted solely with RFW, while the term loan transaction is with RFW and Gramercy. The closing of these transactions was subject to certain conditions including certain regulatory approvals.

•

The Company elected not to declare the September and December 2015 dividends on the gold- linked preference/preferred shares issued in 2013. The accrued amount in respect of these dividends was $1,875 as at December 31, 2015.

(VI) SUBSEQUENT EVENTS

•

Effective January 1, 2016, commercial production was declared for the Namoya Mine. The continuing progress at Namoya over the fourth quarter of 2015, in particular the sustained production achieved during December when the full fleet was operational, indicated that Namoya was capable of operating in a manner consistent with management expectations.

•

In February 2016, the Company closed the $67.5 million gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFWB, the $22.5 million term loan funded by RFWB and Gramercy, and the $8.75 million equity private placement to RFWB. With the closing of these transactions, the Company defeased the remaining three interest payments under the senior notes.

•

The Twangiza Transaction provided for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are $150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

•

The term loan facility represents a loan of $22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro has issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of $0.2275 for a period of three years.

•

Under the private placement transaction, Banro issued 50,000,000 common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of $8.75 million. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

•

In February 2016, concurrent with the closing of the above transactions, RFWB purchased from Gramercy $40 million of the outstanding Banro senior secured notes issued by Banro on March 2, 2012 and US$20 million of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014.

Outlook

Banro Guidance	2016
Twangiza (oz), full year	110,000 to 120,000
Namoya (oz), full year	100,000 to 110,000
Consolidated (oz), full year	210,000 to 230,000

Cash cost per ounce ($US/oz)	700 to 800

For 2016 the Company expects annual gold production from both Twangiza and Namoya to total 210,000 to 230,000 ounces with the production weighted at approximately 40% in H1 and 60% in H2. At this production level, the Company expects consolidated cash costs in the range of $700 to $800 per ounce with cash costs in the higher range in H1 and falling below the lower range in H2, consistent with production volumes. The site all-in sustaining costs are expected to be in the range of $800 to $900 per ounce with the consolidated all-in sustaining costs in the range of $875 to $950 per ounce.

In consideration of current gold prices and the Company’s intent to operate the two existing mines to their maximum potential, the Company has developed several key objectives for 2016. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s quality of Mineral Resources to potentially improve the medium term economics of the mines.

These objectives include:

•	Ramp up to steady production at Namoya with a focus on the heap leach operations and improve the quality of heap leach material processed.
•	Implement the fine crushing expansion project at Twangiza while continuing to optimize the plant and rationalize costs.
•	Progress the new TMF at Twangiza to support the increased mine life of the operation and reduce the overall cost of tailings disposal for Twangiza.
•

Focusing exploration initiatives on completing additional delineation for the Namoya resource and defining the resources on the newly discovered Namoya Summit hanging wall and Filon C mineralized zones.

The Company’s capital expenditure forecast for 2016 as compared to 2015 is set out below:

Banro Guidance	2016		Change	2015
	($000s	)	(%)	($000s	)
Twangiza Mine	24,000		38%	17,418
Namoya Mine[1]	8,000		(94%)	127,560

1 Namoya 2015 capital reflects gross development spending inclusive of plant and equipment

Twangiza capital expenditures forecast for 2016 consist primarily of sustaining capital, including the continued construction of the TMF and additions to excavator and drilling equipment. The expansion capital expenditures for Twangiza in 2016 consist of the fine crusher expansion project and the early works for the new TMF project. The capital expenditures for Twangiza in 2015 consisted mainly of sustaining capital relating to the construction of the TMF, and upgrades to the mobile fleet.

Namoya capital expenditures forecast for 2016 consists primarily of the extension of the heap leach pad and additions to mining auxiliary equipment. The capital expenditures for Namoya in 2015 consisted of project capital to complete the modifications to an agglomerated heap leach as well as the purchase of the larger mining fleet that was intended to be provided through contractor mining operations.

Qualified Person
Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q4 2015	Q4 2014	Q3 2015	2015	2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	25,232	24,212	23,084	100,665	96,045
Less: Depletion and depreciation	(6,416)	(7,466)	(5,821)	(25,748)	(26,897)
Total cash costs	18,816	16,746	17,263	74,917	69,148
Gold sales (oz)	31,303	29,264	34,467	135,391	101,225
Cash cost per ounce ($/oz)	601	572	501	553	683

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q4 2015	Q4 2014	Q3 2015	2015	2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	25,232	24,212	23,084	100,665	96,045
Less: Depletion and depreciation	(6,416)	(7,466)	(5,821)	(25,748)	(26,897)
Total cash costs	18,816	16,746	17,263	74,917	69,148
Sustaining capital	4,507	2,844	2,262	14,096	9,945
All-in cash costs	23,323	19,590	19,525	89,013	79,093
Gold sales (oz)	31,303	29,264	34,467	135,391	101,225
All-in cash cost per ounce ($/oz)	745	669	566	657	781

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q4 2015	Q4 2014	Q3 2015	2015	2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Net (loss)/income	(19,446)	272	(12,211)	(73,543)	320
Interest and Financing Costs	3,315	1,686	3,686	18,739	12,370
Taxes	400	-	-	400	-
Depletion and depreciation	6,430	7,505	5,834	25,823	26,985
Impairment	11,100	-	23,000	84,300	-
EBITDA	1,799	9,463	20,309	55,719	39,675

Year End 2015 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on March 29, 2016. Please use the following dial in numbers:

Year End 2015 Financial Results Conference Call Information

Toll Free (North America):	+1 877-291-4570	Conf ID:	56129418
Toronto Local & International:	+1 647-788-4919	Conf ID:	56129418

Year End 2015 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID:	56129418
Toronto Local & International:	+1 416-621-4642	Conf ID:	56129418

The conference call replay will be available from 2:00PM EST on March 29, 2016 until 11:59 PM EST on April 12, 2016.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

NYSE MKT LLC Company Guide Matters

The following additional information, which relates to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015 (the “Annual Financial Statements”) filed today, is being provided pursuant to the requirements of the NYSE MKT Company Guide. NYSE MKT Company Guide Section 610(b) requires separate disclosure of receipt of an audit opinion containing going concern explanatory language. As was the case last year, the audit opinion accompanying the Annual Financial Statements includes an emphasis of matter paragraph with respect to the Company’s use of the going concern assumption. The Annual Financial Statements are included in the Company’s annual report on Form 40-F dated March 28, 2016 filed today with the U.S. Securities and Exchange Commission via EDGAR at www.sec.gov, and have also been filed today with applicable Canadian securities regulators via SEDAR at www.sedar.com. The Annual Financial Statements are also available on the Company’s website at www.banro.com, and hard copies of the Annual Financial Statements are available, free of charge, to shareholders upon written request.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com